UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-18337

Sharon Energy Ltd.
(Exact name of registrant as specified in its charter)
1800, 633 – 6th Avenue S.W. Calgary, Alberta T2P 2Y5 Canada (403) 269-9889
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Shares
(Title of each class of securities covered by this Form)
N/A
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	X
Rule 12g-4(a)(2)	_________
Rule 12h-3(b)(1)(i)	_________
Rule 12H-3(b)(1)(ii)	_________
Rule 15d-6	_________

Approximate number of holders of record as of the certification or notice date:    1

Pursuant to the requirements of the Securities Exchange Act of 1934, Sharon Energy Ltd. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: September 30, 2011	By:	/s/ Don Clark
Name: Don Clark
Title: Vice President, Operations